UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng
Name:	Theresa Teng
Title:	Chief Financial Officer

Date: December 24, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES INDEPENDENT DIRECTOR CHANGES

SHANGHAI, CHINA — December 24, 2013 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced that the Company has appointed Mr. Zhiwu Chen as an independent director to its board, effective from December 13, 2013. Mr. Chen will also join the Company’s corporate governance and nominating committee, replacing Mr. Ji Liu, who resigned from the board of directors of the Company, effective December 13, 2013. All other directors on the board of the Company will remain unchanged.

Mr. Chen has been a professor of finance at Yale University since July 1999, and has served as an independent non-executive director of the Bank of Communications since November 2010 and an independent director and a member of the compensation committee of Lord Abbett China Asset Management Co., Ltd. since August 2006. Mr. Chen is currently a director and first portfolio manager of Zebra Hedge Fund and a member of the advisory board at Milestone Capital Management Limited. From 2011 to 2012, Mr. Chen served as an independent director of Jiayuan.com International Ltd., a Nasdaq listed company. Mr. Chen received his doctorate degree in financial economics from Yale University in 1990. He received his master’s degree from National University of Defense Technology (formerly known as Changsha Institute of Technology, China) in 1986 and his bachelor’s degree from China’s Central South Industry University in 1983.

Ms. Jingbo Wang, co-founder, chairwoman of the board of directors and chief executive officer, commented, “On behalf of the entire board of directors, I am proud to welcome Mr. Zhiwu Chen as our independent director. Mr. Chen will bring significant experience and insights on China’s macro economy and financial industry development. We believe that his expertise will bring valuable contribution to the Company and we look forward to working closely with him. We would also like to express our sincere thanks to Mr. Ji Liu for the invaluable support he has provided to Noah during the last two year.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 500 relationship managers in 56 branch offices as of June 30, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 2510 0889

ir@noahwm.com